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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A
                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                IBT BANCORP, INC.
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             (Exact name of registrant as specified in its charter)

                PENNSYLVANIA                                       25-1532164
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(State of incorporation or organization)                      (I.R.S. Employer
                                                             Identification No.)

309 Main Street, Irwin Pennsylvania                                 15642
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(Address of principal executive offices)                          (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                         Name of each exchange on which
   to be so registered                         each class is to be registered
   -----------------------------               ------------------------------

   Common Stock, $1.25 Par Value               American Stock Exchange
   -----------------------------               -----------------------
   Stock Purchase Rights                       American Stock Exchange
   -----------------------------               -----------------------
   If this form relates to the registration    If this form relates to the registration
   of a class of securities pursuant to        of a class of securities pursuant to
   Section 12(b) of the Exchange Act and       Section 12(g) of the Exchange Act and
   is effective pursuant to General            is effective pursuant to General
   Instruction A.(c), please check             Instruction A.(d), please check the
   the following box   [X]                     following box.  [  ]

Securities  Act  registration  statement file number to which this form relates:
NOT APPLICABLE
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Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
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

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The information set forth under the captions "Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" and "Item 11. Description of the Registrant's Securities to be Registered" in the Registrant's Registration Statement on Form 10 originally filed with the Securities and Exchange Commission on April 29, 1999, and as amended on Form 10/A filed on June 28, 1999 (File No.0-25903) ("Registration Statement"), is hereby incorporated by reference in response to this Item 1.

     On November 18, 2003, the Board of Directors of IBT Bancorp, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on December 1, 2003. Each Right entitles the registered holder to purchase from the Company one share of Common Stock on the date of exercise, at a Purchase Price of $205, subject to adjustment. The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Registrar and Transfer Company, as Rights Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 1, 2003 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 1, 2013, unless earlier redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that at any time following the Rights Dividend Declaration Date, a Person becomes the beneficial owner of 10% or more of the then outstanding shares of Common Stock, each holder of a Right (other than Rights held by the party triggering the Rights and certain transferees which are voided) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company, subject to certain limitations) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $205 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $410 worth of Common Stock (or other consideration, as noted above) for $205. Assuming that the Common Stock had a per share value of $51.25 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $205.

     The Board may, at its option, at any time after a person becomes an Acquiring Person, exchange all or part of the outstanding Rights (other than Rights owned by an Acquiring Person, its affiliates, associates or transferees, which will become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

     In the event that, at any time following the date that any Person becomes an Acquiring Person, (i) the Company engages in certain mergers or other business combination transactions or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, per Right (subject to adjustment).

     The Purchase Price payable, and the number of shares of Common Stock (or the number and kind of other securities or property, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

     No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Common Stock and in lieu thereof an adjustment in cash will be made. For fractional shares of Common Stock, the adjustment will be based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Any of the provisions of the Rights Agreement may be amended prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

ITEM 2. EXHIBITS

     The following exhibits are filed or incorporated herein by reference as an exhibit to this registration statement.

NO.  DESCRIPTION
--   -----------

4 Rights Agreement, dated as of November 18, 2003, by and among IBT Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent (including Form of Rights Certificate attached as Exhibit A and Summary of Rights attached as Exhibit B).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     IBT BANCORP, INC.


Date: November 18, 2003              By:  /s/Charles G. Urtin
                                          -------------------------------------
                                          Charles G. Urtin
                                          President and Chief Executive Officer
                                          (Duly authorized representative)